GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2005 JUN 15 A 11: 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1227/05/LTR

13 June 2005



05008986

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 6 June 2005 (*News Release – Millennium & Copthorne Hotels plc to develop a New Millennium Hotel in Thailand*)

Yours faithfully,

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Jun-2005 18:02:42
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release-Millennium & Copthorne Hotels plc to develop a New Millennium Hotel in Thailand
Description	We attach herewith the news release by Hong Leong Group in relation to the above matter.

Attachments:



060605.pdf
Total size = **24K**
(2048K size limit recommended)



Hong Leong Group
Singapore
Group Corporate Affairs

News Release

For Immediate Release

6 June 2005

M&C HOTELS TO DEVELOP A NEW MILLENNIUM HOTEL IN THAILAND

Millennium & Copthorne (M&C) Hotels plc today announced the development of Millennium Sukhumvit Bangkok.

The Millennium Sukhumvit Bangkok will be managed by M&C Hotels and is owned by Thailand-based Fena Estate Company Limited. A joint-venture between Srichawala Family (FICO Group) and City Hotels Pte Ltd (a wholly-owned subsidiary of M&C Hotels plc), each company will own a 50% interest in the joint-venture.

The five-star Millennium Sukhumvit Bangkok is located in the heart of Bangkok's prime central area on Asoke Road which is along Sukhumvit Soi 21. This latest addition to M&C Hotels' global chain is situated adjacent to the subway and monorail stations near the Queen Sirikit Convention Centre. With its central location, the hotel is a mere 30 minutes drive away from Bangkok's new Suvarnabhumi Airport.

Millennium Sukhumvit Bangkok is under construction and scheduled to open in late 2007. This Thai hotel project underlines M&C Hotels' strategy to put more Millennium flags out in the Asia-Pacific.

"M&C Hotels' growth in the first quarter of 2005 reflects steady growth progress. As the Group continues to look for ways to grow our business, we are excited to establish the M&C name in one Asia's most popular destinations. M&C Hotels have signed a total of eight management contracts in this quarter including the Millennium Sukhumvit Bangkok," said Mr. Kwek Leng Beng, Executive Chairman of the Hong Leong Group Singapore and Chairman of M&C Hotels plc.

"M&C Hotels' expertise in hotel management will add to its commitment to provide new five-star service standards in Bangkok with the new Millennium Sukhumvit Bangkok," Mr. Kwek added.

The London-listed M&C Hotels plc, a 53% subsidiary of City Developments Limited and part of the Hong Leong Group Singapore, operates in major gateway cities in 17 countries with a portfolio of more than 88 hotels excluding management contracts signed this year. It is one of the world's largest hotel chains and is Singapore's largest international hotel group.

9 Raffles Place
#36-00
Republic Plaza
Singapore 048619
Tel: 6438 0880
Fax: 6534 3060
www.hongleong.com.sg

Guest rooms

The five-star Millennium Sukhumvit Bangkok will feature a sail-like glass front, atrium and concept floors. The 326-room hotel comprises 251 deluxe rooms, 68 club rooms including many garden view rooms, and seven suites. The guest rooms are spacious, each measuring more than 40 square metres. The rooms come with satellite TV, Internet access and leading edge technology including broadband.

Hotel facilities

The hotel offers 1600 square metres of meeting and banquet facilities and its premier ballroom is able to host about 500 people theatre-style or 300 people in a banquet style set-up. It will feature full length ceiling to floor windows that will allow natural light in. The hotel will also have three restaurants that will offer international and regional cuisine. Other major facilities include a full spa and fitness centre, business centre, swimming pool and a multi-storey car park.

=====================================

For more information, please contact:
Gerry de Silva, Group Corporate Affairs Manager
Hong Leong Group Singapore
Tel: 64289 308/ 6438 3110
Fax: 6534 3060 Email: gerry@cdl.com.sg